Exhibit 4.6
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of April 1, 2020, PVH Corp. had one class of common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended.
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our By-Laws, both of which are incorporated herein by reference as exhibits to our Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.6 is a part. We encourage you to read the Certificate of Incorporation, By-Laws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.
Authorized Capital Stock
Our Certificate of Incorporation authorizes our Board of Directors to issue 240,000,000 shares of common stock, $1.00 par value per share, and 150,000 shares of preferred stock, $100 par value per share.
As of March 19, 2020, there were 70,883,444 shares of common stock outstanding. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.
Our Board of Directors is authorized to issue preferred stock, in one or more series, with such voting powers, designations, preferences and other rights, qualifications, limitations and restrictions as determined by the Board and without any vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible financings and acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us. There are no shares of preferred stock outstanding.
Dividend Rights
Neither the DGCL nor our Certificate of Incorporation requires our Board of Directors to declare dividends on our common stock. The payment of dividends on our common stock is determined by our Board in its sole discretion and depends on business conditions, our financial condition, earnings and liquidity, and other factors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board out of funds legally available for that purpose.
Voting Rights
The holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, subject to any special voting rights applicable to any class of preferred stock that the Board of Directors authorizes. Holders of common stock will vote together with the holders of any shares of any authorized class of preferred stock who are entitled to vote with the holders of the common stock. Holders of our common stock do not possess cumulative voting rights.
Our By-Laws provide that in uncontested elections of directors, nominees receiving the affirmative vote of a majority of the votes cast with respect to that director’s election at a meeting at which a quorum is present are elected. A majority of votes cast means that the number of votes for a nominee must exceed the number of votes cast against that nominee; abstentions are not taken into account for this purpose. Our By-Laws further provide that in contested elections of directors, nominees need only receive a plurality of votes cast at a meeting at which a quorum is present to be elected, with the directors receiving the highest totals of affirmative votes being elected. All other corporate actions put to a stockholder vote are, pursuant to the By-Laws, decided by the vote of the holders of a majority of the shares entitled to vote thereon present in person or by proxy at the meeting, unless otherwise provided by law, rule or regulation, including any stock exchange rule or regulation, applicable to the Company.
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of shares of preferred stock, if any, then outstanding.
Certain Provisions of Our Certificate of Incorporation, By-Laws and Delaware Law
Amendments to Our Certificate of Incorporation
Under the DGCL, the affirmative vote of a majority of the outstanding shares entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon is generally required to amend a corporation’s certificate of incorporation.
Under the DGCL, the holders of the outstanding shares of a class of our capital stock are entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the Certificate of Incorporation, if the amendment would:

•	increase or decrease the aggregate number of authorized shares of such class;

•	increase or decrease the par value of the shares of such class; or

•	alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.
If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class of our capital stock so as to affect them adversely, but does not so affect the entire class, then only the shares of the series so affected by the amendment are considered a separate class for the purposes of the DGCL.
Vacancies in our Board of Directors
Our By-Laws provide that any vacancy occurring in our Board of Directors for any reason may be filled by the vote of a majority of the remaining members of our Board then in office. Each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualified, unless the director dies, resigns or otherwise leaves the Board before then.

Special Meetings of Stockholders
Our By-Laws provide that special meetings of stockholders may be called at any time by the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Board or the Executive Committee of the Board.
Our By-Laws further provide that the Secretary must call a special meeting upon the written request of the record holders of a majority of the outstanding shares, which request must state the purpose or purposes for which the meeting is to be called.
Under the DGCL, written notice of any special meeting must be given not less than 10 days nor more than 60 days before the date of the special meeting to each stockholder entitled to vote at such meeting.
Requirements for Notice of Stockholder Director Nominations and Stockholder Business
Our By-Laws provide that nominations for the election of directors may be made by our Board of Directors or by any stockholder entitled to vote for the election of directors who complies with the applicable notice and other requirements set forth in our By-Laws.
If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our Board of Directors, our By-Laws contain certain procedures that must be followed for the advance timing required for delivery of stockholder notice of such nomination or other business and the information that such notice must contain.
Proxy Access Nominations
Our By-Laws provide that we must include in our proxy statement for an annual meeting of stockholders the name, together with certain other required information, of any person nominated for the election of directors in compliance with specified provisions in our By-Laws by a single stockholder that satisfies (or by a group of no more than 20 stockholders that satisfy) various notice and other requirements specified in our By-Laws. Among other requirements, such stockholder or group of stockholders would need to provide evidence verifying that the stockholder or group owns, and has owned continuously for the preceding three years, at least 3% of the issued and outstanding shares of our common stock. The By-Law provision establishes a maximum number of nominees submitted by stockholders that we would be required to include in our proxy statement for an annual meeting.
Stockholder Action by Written Consent without a Meeting
Our By-Laws provide that, unless otherwise restricted by our certificate of incorporation (not currently the case under our Certificate of Incorporation), any action that is required or permitted to be taken by our stockholders at any annual or special meeting of stockholders may be taken by written consent of stockholders in lieu of a meeting where such consent is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Our By-Laws also contain notice and procedural requirements applicable to persons seeking to have the stockholders authorize or take corporate action by written consent without a meeting.

Undesignated Preferred Stock
Our Board of Directors’ ability to authorize undesignated preferred stock makes it possible for our Board to issue preferred stock with voting powers, designations, preferences and other rights, designated from time to time by the Board. This may have the effect of delaying, deferring or preventing a change in control of us by means of a merger, tender offer, proxy contest or otherwise.
Delaware Anti-Takeover Law
We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Listing
Our common stock is listed for trading on the New York Stock Exchange under the trading symbol “PVH.”
Transfer Agent and Registrar

The transfer agent and registrar for PVH common stock is EQ Shareowner Services, 1110 Centre Point Curve, Mendota Heights, MN 55120.